As filed with the Securities and Exchange Commission on March 15, 2019
Registration No. 333-208751
 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Post-Effective Amendment No. 18 to
Form S-11
FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

RREEF Property Trust, Inc.
(Exact Name of Registrant as Specified in Governing Instruments)
345 Park Avenue, 26th Floor
New York, NY 10154
(212) 454-6260
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)
_________________
W. Todd Henderson
Chief Executive Officer
345 Park Avenue, 26th Floor
New York, NY 10154
(212) 454-6260
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)
__________________________
With copies to:
Rosemarie A. Thurston
Jason W. Goode
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, GA 30309
(404) 881-7000
Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒ Registration No. 333-208751
If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

EXPLANATORY NOTE
This Post-Effective Amendment No. 18 to the Registration Statement on Form S-11 (No. 333-208751) is filed pursuant to Rule 462(d) solely to add exhibits not previously filed with respect to such Registration Statement.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36. Financial Statements and Exhibits

(b)	Exhibits.
The following exhibits are filed as part of this registration statement:

Ex.	Description

1.1	Amended and Restated Dealer Manager Agreement, dated as of March 7, 2019, by and among RREEF Property Trust, Inc., RREEF Property Operating Partnership, LP and DWS Distributors, Inc.

10.1	RREEF Property Trust, Inc. Second Amended and Restated Independent Directors Compensation Plan

10.2	Form of Independent Directors Restricted Stock Award Certificate

23.1	Consent of KPMG LLP

23.4	Consent of Altus Group U.S. Inc.

Signatures
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that the registrant meets all of the requirements for filing on Form S-11 and has duly caused this amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, in the State of New York, on this 15th day of March, 2019.

RREEF Property Trust, Inc.

By:	/s/ W. Todd Henderson
W. Todd Henderson
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this amended Registration Statement has been signed by the following persons in the capacities and on the dates as indicated.

Name	Title	Date

/s/ W. Todd Henderson	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	March 15, 2019
W. Todd Henderson

/s/ Eric M. Russell	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 15, 2019
Eric M. Russell

*	Director	March 15, 2019
Anne-Marie Vandenberg

*	Director	March 15, 2019
Marc L. Feliciano

*	Independent Director	March 15, 2019
Deborah H. McAneny

*	Independent Director	March 15, 2019
Murray J. McCabe

*	Independent Director	March 15, 2019
M. Peter Steil, Jr.

*	Independent Director	March 15, 2019
Charles H. Wurtzebach

* By	/s/ Eric M. Russell	Attorney-in-Fact	March 15, 2019
Eric M. Russell